UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                                                       OMB APPROVAL
                                                  OMB Number:  3235-0145
                                                  Expires: October 31, 1997
                                                  Estimated average burden
                                                  hours per form. . . . 14.90

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                     (Amendment No.        )*


                          U.S. Healthcare
                         (Name of Issuer)

                  Common Stock, par value $0.005
                  (Title of Class of Securities)


                         91191017
                    (CUSIP Number)
     c/o Richard D. Scribner, Salomon Brothers Inc
               Seven World Trade Center,
               New York, New York  10048
                   (212) 783-7400
    (Name Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                    July 16, 1996
    (Date of Event with Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
       Schedule 13D, and is filing this schedule because of Rule
       13d-1(b)(3) or (4), check the following box. { }

      Check the following box if a fee is being paid with the statement. {x} (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-
      1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  228255303

- ----------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Salomon Inc
      22-1660266
- ----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a) [ ]
  (b) [X]
- ----------------------------------------------------------------
3      SEC USE ONLY
- ----------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
- ----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)               [X]
- ----------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ----------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER

BENEFICIALLY OWNED BY   8     SHARED VOTING POWER
                              No shares
EACH REPORTING PERSON   9     SOLE DISPOSITIVE POWER
WITH                   10     SHARED DISPOSITIVE POWER

                              No shares
- ----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      No shares
- ----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                  { }

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
- ----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

           The title of the class of equity securities to which this statement relates is the common stock, par value $0.005 (the
"Common Stock"), of U.S. Healthcare, Inc., a Pennsylvania corporation (the "Issuer") Common Stock. The principal executive offices of the Issuer are located at 980 Jolly Road, P.O.
Box 1109, Blue Bell, Pennsylvania 19422.

Item 2.    Identity and Background

           (a-c, f) This statement on Schedule 13D is being filed by Salomon Inc, a corporation organized under the laws of the State of Delaware. All of the Common Stock reported herein is directly beneficially owned by Salomon Brothers Inc ("SBI") and Salomon Brothers Asset Management Inc ("SBAM"), each of which is a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware, which is in turn a wholly-owned subsidiary of Salomon Inc. The principal executive offices of each of SBI, SBAM, SBHC and Salomon Inc are located, and principal business activities conducted, at Seven World Trade Center, New York, New York 10048.

           SBI is a registered broker-dealer that succeeded to the business of Salomon Brothers, a New York limited partnership, on October 1, 1981. The principal business of SBI is the general brokerage, dealer and investment banking business. SBAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The principal business of SBAM is providing investment advisory services. The principal business of SBHC is the ownership of all the outstanding shares of common stock of SBI and SBAM. The principal business of Salomon Inc is the ownership of all outstanding shares of common stock of SBHC and Phibro Energy USA Inc. (which owns four oil refineries in Texas and London and other asset-based businesses) and the conduct of commodities trading (concentrating on crude oil and energy derivatives) through its Phibro Energy Division.

           The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBI and SBHC are set forth in Annex A hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Inc are set forth in Annex B hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBAM are set forth in Annex C hereto, which is incorporated herein by reference.

           (d-e) On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court of the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Section 10(b), 15(c)(1) and 17(a) of the 1934 Act and

Rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.
           In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.
            Other than as aforesaid, during the last five years neither Salomon Inc nor, to the best knowledge of Salomon Inc, SBHC, SBI or any of the persons listed in Annexes A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SBI, SBHC, Salomon Inc or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item 3. Source and Amount of Funds or Other Consideration.

           The net amount of funds used by SBI to acquire the 6,688,600 shares of Common Stock of the Issuer described in Item 5 is estimated to have been approximately $353,583,288. These funds came from SBI's working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such demand loans are secured virtually entirely by securities owned by SBI. The net amount of funds used by SBAM to acquire the 500,000 shares of Common Stock of the Issuer described in Item 5 is estimated to have been approximately $20,950,000. These funds came from clients with discretionary managed accounts at SBAM, on whose behalf the Common Stock was purchased and to whom SBAM provides investment advisory services.

Item 4.    Purpose of Transaction.

           The Common Stock to which this Statement relates was acquired by SBI in the ordinary course of its business in connection with its investment and arbitrage and trading activities and by SBAM in the ordinary course of its business on behalf of a number of discretionary managed accounts for which SBAM provides investment advisory services.

           On March 30, 1996, the Issuer and Aetna Life and Casualty Company ("Aetna"), announced that they had executed a merger agreement pursuant to which each of Aetna and the Issuer will become a wholly-owned subsidiary of Aetna Inc., a Connecticut corporation newly formed for such purpose (such transaction, the "Merger"). On July 18, 1996, each of Aetna and U.S. Healthcare held a meeting of its stockholders at which the Merger was approved, and on July 19, 1996, the Merger was consummated, at which time each share of Common Stock of the Issuer was converted into the right to receive 0.2446 shares of common stock of Aetna Inc., 0.0749 shares of 6.25% Class C Voting Preferred Stock of Aetna Inc. and $34.20 in cash.

Item 5.    Interest in Securities of the Issuer.

           (a-b) By reason of their relationship, Salomon Inc and SBHC may be deemed to share voting and dispositive power with respect to Common Stock owned by SBI and SBAM.

           At 4:00 p.m., Eastern Daylight Savings Time, on July 16, 1996, SBI directly beneficially owned 6,688,600 shares of Common Stock, SBAM directly beneficially owned 500,000 shares of Common Stock and Salomon Inc indirectly beneficially owned 7,188,600 shares of Common Stock. According to the Joint Proxy Statement/Prospectus filed by Aetna Inc. in its Registration Statement on Form S-4, 139,842,375 shares of Common Stock were issued and outstanding as of June 3, 1996. Based on such information, the 6,688,600 shares of Common Stock directly beneficially owned by SBI on July 16, 1996 represented approximately 4.8% of the Common Stock outstanding, the 500,000 shares directly beneficially owned by SBAM on July 16, 1996 represented less than one percent of the Common Stock outstanding and the 7,188,600 shares of Common Stock indirectly beneficially owned by Salomon Inc represented approximately 5.1% of the Common Stock outstanding.

           Except as described above, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of SBHC, SBI, SBAM or the persons listed in Annexes A, B or C hereto beneficially owned any Common Stock at 4:00 p.m., Eastern Daylight Savings Time, on July 16, 1996.

           (c) The dates, numbers of shares and prices per share for all purchases and sales of Common Stock from May 16, 1996 through 4:00 p.m., Eastern Daylight Savings Time, on July 19, 1996 are shown on Annex D hereto, which is incorporated herein by reference. Except as otherwise noted on Annex D, all such purchases and sales of Common Stock made by SBI and SBAM were made on the National Association of Securities Dealers, Inc.'s Nasdaq National Market System ("Nasdaq").

           Except as described above, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of SBHC, SBI, SBAM or the persons listed on Annexes A, B or C hereto made any purchases or sales of Common Stock from May 16, 1996 through 4:00 p.m., Eastern Daylight Savings Time, on July 19, 1996.
           (d-e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           Neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of SBHC, SBI, SBAM or the persons listed on Annexes A, B or C hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer. See Item 4.

Item 7.    Material to Be Filed as Exhibits.

           Not applicable.

                                    ANNEXES

A. Executive Officers and Directors of Salomon Brothers Holding Company Inc and Salomon Brothers Inc

B.    Executive Officers and Directors of Salomon Inc

C.    Executive Officers and Dircectors of Salomon Brothers Asset Management Inc

D. Description of purchases and sales of Common Stock by Salomon Brothers Inc and Salomon Brothers Asset Management Inc from May 16, 1996 through
      4:00 p.m.,  Eastern Daylight Savings Time, on July 18, 1996.

                                  SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 1996
                               SALOMON BROTHERS INC

                               By
                                 Name:  Thomas W. Jasper

                                                                     July 1996


                                    ANNEX A
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                     SALOMON BROTHERS HOLDING COMPANY INC
                           AND SALOMON BROTHERS INC


      Name and Title                  Principal Occupation
                                      and Business Address
      Jerome H. Bailey(1)
      Chief Financial Officer and     Chief Financial Officer and
      Managing Director                Managing Director
                                      Salomon Brothers Inc
                                      Seven World Trade Center
                                      New York, New York 10048

                                      Chief Financial Officer
                                      Salomon Inc
                                      Seven World Trade Center
                                      New York, New York  10048

     Rodney B. Berens(1) (2)          Managing Director
     Managing Director                Salomon Brothers Inc
                                      Seven World Trade Center
                                      New York, New York  10048

     Thomas W. Brock(1)               Chairman and Chief Executive Officer
     Managing Director                Salomon Brothers Asset Management Inc
                                      Seven World Trade Center
                                      New York, New York  10048


     Robert E. Denham(3)              Director, Chairman and
     Managing Director                 Chief Executive Officer
                                      Salomon Inc
                                      Seven World Trade Center
                                      New York, New York 10048

     Eric C. Fast(2)                  Managing Director
     Managing Director                Salomon Brothers Inc
                                      Seven World Trade Center

                                     New York, New York 10048
Bruce C. Hackett(1)                  Managing Director
Managing Director                    Salomon Brothers Inc
                                     Seven World Trade Center
                                     New York, New York 10048

John L. Haseltine(1)(2)              Managing Director
Managing Director                    Salomon Brothers Inc
                                     Seven World Trade Center
                                     New York, New York  10048

Toshiharu Kajima(1)(4)               Chief Executive Officer
Managing Director                    Salomon Brothers Asia Limited
                                     Akasaka Park Building
                                     2-20, Akasaka 5-chome
                                     Minatu-Ku, Tokyo 107  Japan

Thomas W. Jasper                     Treasurer and Managing Director
Treasurer and Managing Director      Salomon Brothers Inc
                                     Seven World Trade Center
                                     New York, New York  10048

Deryck C. Maughan(1)(2)(3)(5)        Chairman and Chief Executive  Officer
Chairman and Chief Executive         Salomon Brothers Inc
Officer                              Seven World Trade Center
                                     New York, New York  10048

Kenneth K. Marshall(1)               Chief Administrative Officer and  Chief
Administrative Officer               Managing Director
and Managing Director                Salomon Brothers Inc
                                     Seven World Trade Center
                                     New York, New York  10048

Eduardo G. Mestre(1) (2)             Managing Director
Managing Director                    Salomon Brothers Inc
                                     Seven World Trade Center
                                     New York, New York  10048

Peter J. Middleton(1) (5)             Chief Executive Officer
Managing Director                     Salomon Brothers International
                                      Limited
                                      Victoria Plaza
                                      111 Buckingham Palace Road
                                      London, SW1B  0SB
                                      England

Robert H. Mundheim(1)              Secretary and Managing Director
Secretary and Managing             Salomon Brothers Inc
Director                           Seven World Trade Center
                                   New York, New York  10048

Shigeru Myojin(1) (2) (4)          Vice Chairman and Managing Director
Vice Chairman and Managing         Salomon Brothers Inc
Director                           Salomon Brothers Asia Limited
                                   Akasaka Park Building
                                   2-20, Akasaka 5-chome
                                   Minatu-Ku, Tokyo 107  Japan

      The officers and directors of Salomon Brothers Holding
Company Inc ("SBHC") are the same as those for Salomon Brothers
Inc.

                                  Citizenship

      Except as footnoted below, each of the individuals listed above is a citizen of the United States.


- ----------------------
 (1)  Member of the Management Board
 (2)  Member of the Operating Committee
 (3)  Member of the Board of Directors
 (4)  Citizen of Japan
 (5)  Citizen of Great Britain

                                               July 1996
                   ANNEX B
      EXECUTIVE OFFICERS AND DIRECTORS
                OF SALOMON INC
                             Principal Occupation
Name and Title               and Business Address
Dwayne O. Andreas            Chairman of the Board and
Director                     Chief Executive
                             Archer Daniels Midland Company
                             Box 1470
                             Decatur, Illinois  62525
Jerome H. Bailey             Chief Financial Officer
Chief Financial Officer      Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048
                             Chief Financial Officer and
                             Managing Director
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York  10048
Warren E. Buffett(1)         Chairman and Chief Executive
Director                     Officer
                             Berkshire Hathaway Inc.
                             1440 Kiewit Plaza
                             Omaha, Nebraska  68131
Richard J. Carbone           Controller
Controller                   Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048
Robert E. Denham(1)          Director, Chairman and Chief
Director, Chairman and Chief Executive Officer
  Executive Officer          Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048
Dr. Claire M. Fagin          Leadership Professor
Director                     School of Nursing
                             University of Pennsylvania
                             Philadelphia, Pennsylvania 19104
John L. Haseltine            Managing Director
Director                     Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York  10048

Gedale B. Horowitz           Senior Executive Director
Director and Executive       Salomon Brothers Holding
Vice President               Company Inc
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York  10048
Thomas W. Jasper             Treasurer
Treasurer                    Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048
                             Treasurer and Managing Director
                             Salomon Brothers Holding
                             Company Inc
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York  10048
Deryck C. Maughan(2)         Chairman and Chief Executive
Director and Executive         Officer
Vice President               Salomon Brothers Holding
                               Company Inc
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York  10048
David O. Maxwell             Retired
Director                     c/o Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048
William F. May(1)            Chairman and Chief
Director                       Executive Officer
                             Statue of Liberty-Ellis
                               Island Foundation, Inc.
                             c/o Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048
Robert H. Mundheim           Executive Vice President and
Executive Vice President and General Counsel
  General Counsel            Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048
Charles T. Munger            Vice Chairman
Director                     Berkshire Hathaway Inc.
                             355 So. Grand Avenue
                             Los Angeles, California  90071

Shigeru Myojin(3)            Vice Chairman
Director                     Salomon Brothers Inc
                             Victoria Plaza
                             111 Buckingham Palace Rd.
                             London, SW1W OSB, England
Louis A. Simpson(1)          Director, President and
Director                     Chief Executive Officer,
                             Capital Operations
                             GEICO Corporation
                             One Geico Plaza
                             5260 Western Avenue
                             Washington, D.C.  20076-0001
Robert G. Zeller(1)          Retired
Director                     c/o Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048

                            Citizenship

Except as footnoted below, each of the individuals listed above is a citizen of the United States.


(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan

                             ANNEX C
                 EXECUTIVE OFFICERS AND DIRECTORS OF
                SALOMON BROTHERS ASSET MANAGEMENT INC

Name and Title                      Principal Occupation and Business Address


Rodney B. Berens(1)                 Managing Director
Director                            Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Thomas W. Brock                     Chairman and Chief Executive Officer
Chairman and Chief Executive OfficerSalomon Brothers Asset Management Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Richard J. Carbone                  Controller
Treasurer                           Salomon Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Vilas V. Gadkari                    Chief Investment Officer
Director                            Salomon Brothers Asset Management Ltd.
                                    Victoria Plaza
                                    111 Buckingham Palace Road
                                    London, SW1B OSB
                                    England

Michael S. Hyland                   President and Director
President and Director              Salomon Brothers Asset Management Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Zachary Snow                        Managing Director
Secretary                           Salomon Brothers Inc
                                    Seven World Trade Center
                                    New York, New York  10048

Citizenship
Each of the individuals listed above is a citizen of the United
States.

                        ANNEX D
Part I
           Set forth below are the purchases and sales of Common
Stock by SBI from May 16, 1996 through 4:00 p.m., Eastern
Daylight Time on July 19, 1996. ("P" means purchase, and "S"
means sale.)
 Date          P/S   Number     Price Per
                    of Shares     Share

5/16/96         P   5000         52.9375
                P    900         53.125
                P   6100         53.125
                P   2000         53
                P   1000         53.125
                P    500         52.9375
                P    400         53.0625
                P   20000        52.875
                P    1400        53.125
                P    4500        53.125
                P    4000        53.125
                P    2500        53
                P    7500        53
                P     400        53.0625
                P   10000        53.0625
                P    4200        53.0625
                P    4200        53.125
                P    6400        52.9375
5/17/96         P    2600        53.375
                P   10000        53.375
                P    1100        53.25
                P    1900        53.375
                P    1000        53.375
                P    5600        53.375
                P    3600        53.375
                P     300        53.375
                P     200        53.25
                P   10000        53.125
                S    3800        53.375
                S     100        53.375
5/20/96         P   10000       53.4375
                P    1000        53.625
                P    1300        53.625
                P    5000        53.625
                P    4000        53.625
                P    5000        53.625
                P    2500        53.375
                P    2000        53.375
                P   25000       53.4375

                P    5000        53.625
                P    5000        53.375
                P   75000        53.5
                P     200        53.5
                P     700        53.375
                P    4000        53.375
5/20/96         P    4200        53.5
                P     700        53.5
                P    3200        53.375
                P    1400        53.375
                P    5000        53.375
                P    4200        53.375
                P    1200        53.375
                P    4100        53.5
                P     275        53.5
                P   10000        53.5
                P      50        53.625
5/21/96         P    1335        53.75
                P     500        54
                P    3000        53.8125
                P     600        53.8125
                P     300        53.8125
                P    2300        53.8125
                P   10000        54
                P    1000        54
                P     400        54
                P     500        54
                P    3300        53.8125
                P       1        53.625
                P    7000        53.75
                P  175000        54
                P   25000        54.125
                P   15000        53.625
                P     100        54
                P    1500        54.125
                P    1000        54.125
                P   50000        53.6875
                P    1000        54.125
                P    5000        53.8125
                P    1800        53.75
                P    4900        53.75
                P    1300        53.75
                P   45000        53.8125
                P  100000        53.6875

                P     300        53.8125
                P     700        53.8125
                P    3000        54.125
                S     600        53.75
                S     400        54
                S    3600        54
                S     400        54.125
5/22/96         P    3000        54.125
                P    6500        54.0625
                P  200000        54.0625
                P   12473        53.875
                P     100        54.125
                P    2500        54
                P     100        54
                P    1125        53.875
                P    2500        54
                P     150        54
                P    1000        54
                P   10000        53.875
                P    5000        53.875
                S     500        54.25
                S     300        54.25
                S    1000        54.25
                S     100        54.1875
                S     100        54.1875
                S     500        54.1875
                S     300        54.1875
                S    5000        54.1875
5/23/96         P   10000        54.375
                P   15000        54.5
                P     155        54.5
                P   15000        54
                P    3000        54.375
                S   10000        54.375
                S    1000        54.25
                S    2500        54.25
                S    2000        54.5
                S    1000        54.25
                S    1000        54.25
                S    1000        54.25
                S    2200        54.25
                S     600        54.0625
                S    1000        54.5
                S    1000        54.25

                S    2500        54.0625
                S     200        54.0625
                S    1400        54.0625
                S    2000        54.0625
                S    8400        54.0625
                S    4000        54.5625
                S     400        54.5625
                S     500        54.5
5/23/96         S    1000        54.5
                S     400        54.0625
5/24/96         P     500        54.125
                P      50        54.1875
                P   17100        54.25
                P   10250        54.125
                P    2000        54.125
                P    2100        54.125
                S    1200        54.125
                S    1800        54.125
                S     160        54.25
                S     600        54.125
                S    2000        54.1875
                S   15000        54.1875
                S    2000        54.1875
                S   10000        54.1875
                S     700        54.125
5/28/96         P    5000        54.0625
                P   10000        54.25
                P   40000        54.125
                P    1700        54.3125
                P     100        54.0625
                P    1000        54.3125
                P    1900        54.125
                P    1500        54.25
                P    1000        54.125
                P    1900        54.0625
                P    5200        54.0625
                P    2800        54.0625
                P    5000        54.125
                P    2100        54.125
                P    2000        54
                P    1000        54.0625
                P     400        54.25
                P    1000        54.0625
                P    3000        54.125

                P    1000        54.0625
                P     400        54.25
                P    1000        54.0625
                P     600        54.0625
                P     900        54.0625
                P    3500        54.0625
                P     500        54.125
                P     100        54.125
                P    5000        54.125
5/28/96         P    1200        54.1875
                P    6800        54.1875
                P    2300        54.125
                P    3200        54.1875
                P    3800        54.1875
                S   10000        54.125
                S   10000        54.125
                S    5800        54.1875
                S    5600        54.25
                S     900        54.25
                S   10000        54.125
                S   10000        54.25
                S    5000        54.1875
                S   10000        54.375
                S   10000        54.125
                S   10000        54.25
                S   23500        54.25
                S    4000        54.25
5/29/96         P    2000        54
                P     400        54
                S    5700        54.0625
                S     500        53.875
                S     500        53.875
                S    1000        53.9375
                S     400        53.875
5/30/96         P   13100        54
                P    5000        54.0625
                P    1900        54
                P   15000        54.125
                P     800        53.75
                P   14000        54
                P   10500        53.75
                P    3700        53.75
5/31/96         P     100        54.125
                P     200        54.125

                P     300        54
                P     100        54.125
                P     100        54.125
                P    1000        54.125
                P    1900        54.125
                P    1000        54.125
                P     100        54.125
                P     100        54.125
                P   15000        54.125
                P    5100        53.9375
5/31/96         P     400        54.125
                P    1100        53.9375
                P     700        53.9375
                P    6000        53.9375
                P    1000        53.9375
                P     600        53.9375
                P     500        53.9375
                P     100        54.125
                P    2500        54
                P     100        54.125
                S    5000        54.0625
                S    2400        54
6/3/96          P     200        54
                S     200        54.1875
                S     200        54.125
                S       3        54.125
                S     200        54.125
                S    2200        54.3125
6/4/96          P   10000        54.0625
                P    5000        54.0625
                P    1000        54.0625
                P    8000        54.0625
                P   20000        54.125
                P     500        54.125
                P     700        54
                P    5000        54
                P    7100        54.0625
                P     500        54.125
                P    1900        54.0625
                P    2600        54.125
                P   10000        54.0625
                S    4500        54.125
                S     200        54.125
                S    3500        54.125

                S    3500        54.125
                S    9500        54.125
                S   25000        54.125
                S   24000        54.125
6/5/96          P   17000        54.0625
                P     300        54
                P   10000        53.9375
                P   15000        53.9375
                P    1000        54
                P    6000        54

                P    8000        54.0625
6/5/96          P     100        54
                P    6900        54
                P    1700        54
                P   10000        54
                S    2500        54
                S    2000        54
                S    1000        54.125
                S    5400        53.9375
6/6/96          P     300        54.25
                P   10000        54.125
                P   10000        54.125
                P   21000        54.375
                P    3400        54.375
                P     600        54.375
                S     845        54.375
                S   10000        54.125
                    10000        54.125
6/7/96          P   10350        53.75
                P    1500        53.75
                P    3000        53.75
                P    5500        53.75
                P    5000        53.75
                P    1000        53.625
                P    5000        53.625
                P    2300        53.75
                P    1000        53.75
                P    3500        53.75
                P    1900        53.625
                P    8100        53.625
                P   14000        53.5625
                P     600        53.5625
                P     400        53.5625

                P    1000        53.875
                P   20000        53.625
                P    2800        53.75
                P    4200        53.75
                S    2500        53.875
                S    3900        53.875
                S    1400        53.75
                S    3000        53.75
                S    3100        53.6875
                S     900        53.6875
                S   10000        53.6875
                S    6000        53.6875
                S    2200        53.75
6/7/96          S    4000        53.6875
                S    2800        53.75
6/10/96         P    4500        54
                P     500        53.625
                P    1000        53.75
                P   10000        53.75
                P   10000        53.375
                P   15000        53.5
                P    1000        53.625
                P     500        53.625
                P    3000        53.625
                P    1000        53.375
                P    1000        53.75
                P    6300        53.5
                P     100        53.75
                P    5000        53.625
                S    5000        53.6875
                S    1500        53.6875
                S    3000        53.6875
                S    2000        53.625
                S    1000        53.75
                S    1000        53.75
                S     200        53.8125
                S    1000        53.75
                S     200        53.875
                S      95        53.875
                S    6300        53.625
6/11/96         P   10001        53.875
                P    1600        54.375
                P     800        54.375
                P    3000        53.875

                P    1000        54.375
                P    1000        54.375
                P    4800        54.375
                P     300        54.375
                P     200        53.875
                P    5000        53.875
                P    4450        54.125
                P    1800        54.375
                P    2900        54.375
                P    2600        54.375
                P    5000        54.375
                P     500        54.375
                P    1000        53.875
                P    1000        54.375
6/11/96         P    3500        54.375
                P    1000        54.375
                P    1000        54.375
                P     200        54.125
                P   10000        54.375
                P    3700        54.375
                P    1000        54.375
                P    1000        54.375
                P     500        54.375
                P     400        54.375
                P   12000        54.375
                P    4300        54.375
                P   10000        54.4375
                P   30000        54.4375
                P   10000        54.4375
                P    1000        54.375
                P    9500        54.375
                S     200        54.5
                S     100        54.5
                S    1000        54.125
6/12/96         P   14000        54.375
                P   10000        54.4375
                P    1100        54.4375
                P   13900        54.4375
                P   15000        54.4375
                P   14500        54.4375
                P    1000        54.375
                P    7600        54.375
                P     200        54.375
                P     500        54.4375

                P    5600        54.375
                P     475        54.375
                P    5000        54.4375
                P     500        54.4375
                P     300        54.375
                P     200        54.375
                P   12600        54.4375
                P    1400        54.4375
                P     500        54.4375
                P   15200        54.375
                P     500        54.375
                P    7300        54.375
                P    5000        54.4375
                S     700        54.625
                S    6700        54.5625
6/12/96         S     100        54.625
                S     500        54.625
                S    4300        54.5625
                S      92        54.625
6/13/96         P   20600        55.0353
                P   30000        54.75
                P    1800        55
                P    1600        55
                P    4020        55
                P    1500        55
                P   11845        54.875
                P    1000        54.75
                P    1000        54.875
                P    3300        54.75
                P     400        55
                P    3000        54.75
                S    7500        55
                S   10000        54.875
                S    3000        54.875
6/14/96         P     490        54.875
                P    2700        54.875
                P      80        54.875
                P     175        54.875
                P     120        54.875
                P    5000        54.875
                P     205        54.875
                P    5000        55
                P    3500        54.875
                P   10600        54.875

                P   62850        54.875
                P   25000        55
                P  100000        54.75
                S   10000        55
                S    1200        55
                S    2200        54.8125
                S    2000        54.8125
                S    3000        54.8125
                S     100        55
                S    1300        55
                S    9800        54.8125
                S     100        55
                S     600        55
                S    5000        54.9375
                S    4400        54.9375
                S     600        54.9375
6/14/96         S    1600        54.875
                S    4100        54.875
                S    5000        55
                S     500        55.125
                S    4000        55
6/17/96         P   15000        54.25
                P    1000        54.75
                P   15000        54.875
                P   15000        54.875
                P   15000        54.875
                P     800        54.375
                P    9000        54.375
                P    1000        54.75
                P    2000        54.625
                P   10000        54.625
                P    8000        54.875
                P    5000        54.5
                P   50000        54.375
                P    2000        54.625
                P     300        54.625
                P    7000        54.875
                P     200        54.375
                P     200        54.375
                P    3300        54.3125
                P     200        54.5
                P    4000        54.875
                P    2000        54.625
                P   32000        54.625

                P   15000        54.8125
                P    8000        54.8125
                P    2000        54.75
                P    5000        54.75
                P   16000        54.625
                S    5000        54.875
6/18/96         P    2000        55
                P    8000        55
                P    1000        55
                P   10000        55
                P     100        55
                P    2650        54.875
                P    2000        55
                S    2200        55
6/19/96         P    1000        55.125
                P    6500        55.125
                P    7000        55.125
6/19/96         P     300        55
                P   22700        55
                P    2000        55
                P    7600        55
                P     200        55.125
                P   23700        55.125
                P   25000        55.0625
                P    5000        55.125
                P    3300        55.125
                P   25000        55.0625
                P    4000        55.125
                P    4200        55.125
                P     500        55.125
                P    1000        55
                P    5000        55.125
                P    5000        55.125
                P    3000        55
                P    2000        55
                P    2650        55
                P    17400       55
                P    24900       55.125
                P    20000       55.125
                P    5300        55.125
                P    3200        55
                P    2260        55
                P     500        55
                P    6800        55

                P    3000        55
                P    1000        55.125
                P    2000        54.875
                P    4800        55
                P      20        55
                P    7000        55
                P    2500        55
                P     900        55
                P    3000        55
                P   11600        55
                P   25000        54.9375
                P    3500        55.125
                P    7800        55
                P   13000        55.125
                P   25000        55.125
                P   26200        55
                P   15000        55
                P     500        55.125
6/19/96         P    1500        55.125
                P   39800        55.125
                P   10200        55.125
                P    1500        55.125
                P     300        55.125
                P   13000        55.125
                P   17200        55
                S    5000        55.125
                S     800        55.125
                S    4800        55
6/20/96         P   25000        55.0625
                P     200        55
                P     200        55
                P   24600        55
                P    5000        54.9375
                P    1000        54.75
                P    1000        55
                P   15000        55
                P    1000        55
                P    1000        55
                P    1000        54.9375
                P    3000        55
                P    1800        54.9375
                P    5000        54.9375
                P     200        54.9375
                P     100        54.625

                P   20000        54.875
                P   20000        54.625
                P    3000        55
                P   22500        54.875
                P   10000        54.75
                P   18800        54.875
                P    2100        55
                P   10000        54.625
                P   63200        54.875
                S   14500        54.875
                S   20000        54.6875
                S     500        54.75
                S    2000        54.75
                S   10000        54.6875
                S     500        54.8125
                S    1000        54.875
                S     600        55.0625
                S     200        54.875
                S      86        54.875
6/20/96         S   10000        54.8125
                S    1400        54.8125
                S    1400        54.875
                S     700        54.75
                S     100        54.8125
                S     800        54.875
6/21/96         P    1000        54.875
                S    1300        55
                S     400        54.875
                S     400        55
                S    3100        54.875
                S    2100        54.875
                S     100        54.8125
6/24/96         P    2000        54.75
                S     500        54.875
6/25/96         P     100        54.625
                P   25000        54.75
                P   25000        54.625
                P   27750        54.625
                S   11900        54.8125
                S     700        54.875
                S    5000        54.8125
                S     400        54.75
                S   10000        54.8125
6/26/96         P    5000        54.5

                P    1400        54.5
                P   48900        54.5
                S    1000        54.5
                S    5000        54.5
                S     300        54.6875
                S    5000        54.5
                S    2800        54.5
                S    2500        54.5
                S     500        54.5
                S     500        54.5
                S    2500        55
                S     700        54.5
                S    1400        54.5
                S    4200        54.5625
                S    1000        54.875
                S     500        54.5
                S    2000        54.5
                S    1600        54.5
                S     300        54.5
                S   15000        54.5
6/26/96         S    5000        54.625
                S    2000        54.5
                S     800        54.5625
                S    5000        54.5625
6/27/96         P    1100        55
6/28/96         P     600        54.875
                P     200        54.9375
                P     963        55
                P    5000        55.125
                P   10700        54.875
                P     600        54.875
                P    4900        54.9375
                P    6800        54.9375
                P   10000        54.9375
                P    1500        54.9375
                P   23900        54.875
                P    2700        54.9375
                P      45        54.875
                P    4100        55.122
                P    2500        55.125
                S    1200        55
                S    4800        55
                S     400        55
                S      63        55

                S    1700        55
                S      58        55
7/1/96          P    3300        54.875
                P      60        54.875
                P     750        55.625
                P     100        55.5
                P    3360        55.5
                P    3360        55.625
                P    3360        55.25
                P    3360        55.625
                S    2500        55.5625
                S    2000        55.375
                S    1900        55.75
                S     100        55.5
                S      57        55.625
                S    5000        55.625
                S     100        55.75
                S    2500        55.625
                S     500        55.625
                S     400        55.875
                S     200        55.625
7/2/96          P   12000        55.25
                P    6000        55.25
                P     100        55.25
                P    5100        55.0625
                P    4400        55.25
                P   17500        55.0625
                P     100        55.5
                P     100        55.5
                P    2500        55.25
                P   10000        55.5
                P    2000        55.5
                P    5000        55.375
                P    6300        55.375
                P    2100        55.375
                P   10000        55.375
                P   15000        55.5
                P    1600        55.375
                P    5000        55.25
                S     600        55.125
                S    4000        55.25
                S    1200        55.125
                S     500        55.5
                S     500        55.125

                S    3000        55.1875
                S    2000        55.1875
                S    1900        55.1875
                S     300        55.125
7/3/96          P    5000        55.125
                P      44        55
                P   14200        55.125
                P    4500        55.125
                P    1300        55.125
                P    1600        55
                S     100        55
7/5/96          P     510        54.75
                S     640        55.125
7/8/96          P   50000        54.75
                P    3000        54.5
                P    2000        53.75
                P    1000        54.625
                P    1000        54.375
                P    1000        54.125
                P     250        53.75
                S     100        54.4
                S     100        54.375
7/8/96          S      69        54.25
                S    1549        54.75
7/9/96          P   25000        53.625
                P    8300        53.5
                P    5100        53.625
                P    3400        53.75
                P    1000        53.625
                P   13000        53.75
                P    5000        53.375
                P   45000        53.5
                P    5000        53.25
                S    1000        53.5
                S    2500        53.5625
                S   10000        53.5625
                S    3200        53.5
                S    7500        53.5625
                S    1000        53.5
                S    3900        53.375
                S    1000        53.625
                S    5000        53.375
                S     200        53.625
                S    1000        53.5

                S     300        53.5625
                S    2000        53.75
                S    8000        53.8125
                S    1000        53.625
                S    1000        53.625
                S    1000        53.5
                S    1500        53.5625
                S    1000        53.5625
                S    2200        53.5625
                S    5000        53.625
                S    1100        53.375
                S    3500        53.75
                S     900        53.75
                S    2000        53.875
                S    8000        53.8125
                S    5000        53.875
                S    1400        53.875
                S    3500        53.75
                S    6500        53.5625
7/10/96         P   10000        53.375
                P   35000        53
                P   30000        53.125
                P   13000        53.5
7/10/96         P     100        53.125
                P   10000        52.875
                P    9000        53.125
                P   30000        53
                P    7500        53.125
                S    2000        53.1875
                S    1000        53.125
                S    3000        53.1875
                S    5000        53.1875
                S    1000        53.125
                S    1000        53.125
                S    6500        53
                S    3500        53.0625
                S   20000        53.5
                S    8300        53.0625
                S     800        53.125
                S    9400        53.125
                S    9400        53.25
                S    7200        53.25
                S    5400        52.875
                S   10000        53.1875

                S    2000        53.125
                S    1000        53.125
                S    6500        53.0625
7/11/96         P   18000        50.375
                P    3000        50
                P    1000        50.5
                P     500        50.75
                P   21000        50.5
                P    9000        50.5
                P    7000        50.375
                P   24900        50.625
                P     100        50.625
                P    2500        50.75
                P   12000        50.75
                P    4000        50.5
                P   17000        50.875
                P   10000        50.75
                P    5000        50.875
                P    1000        51.5
                P    1000        51.75
                P    1000        52
                P    5000        50.75
                P   18700        50.75
                P    1000        50.875
7/11/96         P   10000        51.875
                P    8000        50.625
                P   17000        50.625
                P    2000        50.875
                P    5000        48.375
                P   11000        49.875
                P     500        50
                P   10000        50
                P     500        50
                P    1300        50.75
                P    1000        50
                P    1000        50.75
                P    1000        49.5
                P    1000        49.125
                P    1000        48.75
                P    1000        49
                P    1000        49
                P    4700        50.8125
                P    5300        50.875
                P    1000        50.625

                P    2500        50.5625
                P     500        50.5625
                P    1000        50.5625
                P   10000        50.375
                P    1000        48.5
                P   10000        51.125
                P   10000        52.75
                P   10000        52.875
                P   10000        52.875
                P   10000        52.875
                P     600        50.5625
                P   10000        49.25
                P   10000        52.625
                P   10000        51
                P   17500        49
                P   17500        48.875
                P     337        49.75
                P    1000        49.625
                P    1000        50
                P    1000        50
                P   20000        50.25
                P    1000        49.875
                P    1000        49
                P    1000        48.875
                P    1000        48.75
7/11/96         P    1000        50.5
                P    1000        50.5
                P    1000        50.25
                P    1000        50.25
                P    1900        50.625
                P    1200        50.625
                P     400        50.625
                S    5000        50.125
                S    3500        49.125
                S    6500        49.125
                S    1000        49.875
                S    4000        49.625
                S    5000        49.75
                S    1600        49.625
                S     400        49.625
                S    1000        50.25
                S    1000        49.875
                S    1000        50
                S    1000        50.5

                S    2500        49.25
                S    1000        48.875
                S    1000        50.75
                S    1000        49.125
                S    1000        49.625
                S    2200        50.75
                S    5000        49.5
                S    1000        49.125
                S    1000        49
                S    1000        49.375
                S    1000        50.375
                S    1000        50.375
                S    1000        50.375
                S     500        49
                S    9500        49
                S    1000        49
                S    1000        49
                S    1000        48.75
                S    1000        49.125
                S    1000        50
                S    2500        50.5
                S    1000        50.75
                S    1000        49
                S     500        50.3125
                S    2800        50.3125
                S    2000        49.25
7/11/96         S    8600        51.125
                S    1400        51.125
                S    1000        50.375
                S    5000        49.25
                S    1000        50.5
                S    1000        50.5
                S    4000        49.75
                S    5000        50.5
                S    1000        50.75
                S    2500        50.625
                S     500        50.625
                S    2000        50.625
                S    5000        50.625
                S    1000        50.75
                S    1000        49.875
                S    1000        51
                S    1000        50
                S    3200        51.25

                S    1000        51.25
                S    6800        51.25
                S    1000        51.25
                S     500        49.25
                S    2500        50.5
                S   10000        50.875
7/12/96         P   25000        51.5
                P    1000        51.625
                P    4300        51.6875
                P    8000        51.625
                P    4000        51.625
                P    1100        51.75
                P    5000        51.75
                P    5000        51.75
                P    6000        51.625
                P    7000        51.625
                P    5000        51.75
                P    1100        51.75
                P    3000        51.625
                P    3000        51.625
                P   22000        51.625
                P   14200        51.75
                P   10000        51.6875
                P     700        51.6875
                P   10000        51.6875
                P    7000        51.6875
                P    1000        51.875
7/12/96         P    5000        52
                P    1000        52.125
                P    1000        52.125
                P   11400        51.625
                P    1000        51.875
                P   10000        52
                P    9000        51.625
                P    9000        51.625
                P    2000        52
                P    1300        51.75
                P    1000        51.875
                P    1000        51.875
                P    1000        51.875
                P    1000        51.875
                P   75000        51.75
                P     500        51.125
                P    3000        51.625

                P     600        51.75
                P    2000        51.75
                P    1000        51.625
                P    2000        51.625
                P   11300        51.875
                P    3000        51.875
                P    5000        51.875
                P    7200        51.625
                P    1000        51.875
                P   11000        51.625
                P    1500        51.625
                P   10000        51.625
                P    2000        51.875
                P    1000        51.625
                P    7000        51.875
                P    9800        51.625
                P   10000        51.625
                P     500        51.625
                P    2000        51.875
                P    6000        51.875
                P   10000        51.875
                P   10000        51.625
                P    9000        51.625
                P     100        51.625
                P     200        51.25
                P     100        51.5
                P    5000        51.75
                P     300        51.625
7/12/96         P     100        51.75
                P    1000        51.5
                P   75000        51.5
                P     800        51.75
                P    2600        51.625
                P   10000        51.75
                P  150000        51.25
                P    2500        51.625
                P    1000        51.875
                P    2600        51.75
                P     500        51.75
                P    1700        51.875
                P   25000        51.875
                P   25000        51.875
                P    5800        51.75
                P   25000       51.375

                S    5000        51.5625
                S    6000        51.625
                S    9000        51.625
                S    5000        51.5156
                S    7000        51.5
                S   25000        51.5
                S    5000        51.625
                S    3900        51.5
                S   10100        51.5
                S    7300        51.5
                S    2500        51.5
                S     800        51.375
                S    5000        51.375
                S    1000        51.375
                S    1000        51.375
                S    4000        51.375
                S    1000        51.625
                S   10000        51.625
                S    1000        51.625
                S   10000        51.75
                S    2200        51.625
                S    1000        51.5
                S    1000        51.625
                S     200        52
                S    4000        52
                S    1000        51.625
                S    1000        51.625
                S    1000        52
                S    1000        52
7/12/96         S    5000        51.75
                S    1000        51.625
                S     500        52
                S    3700        51.6875
                S   10000        51.6875
                S     500        51.6875
                S    1000        51.625
                S    1000        51.875
                S    1000        52.25
                S    1200        52
                S    3300        52
                S    5000        52
                S    1000        51.625
                S    1100        51.75
                S    9500        51.625

7/15/96         P    2500        50.25
                P    5000        50.25
                P   10000        50.25
                P    2500        50.125
                P    5000        50.125
                P    1000        51
                P    5000        50.125
                P    5000        50.125
                P   10000        50.25
                P    1300        50.25
                P    1000        50.25
                P     250        51.25
                P    1000        50.25
                P   13400        51.25
                P    1000        50.5
                P    2500        50.25
                P   10000        50.25
                P   12500        50.5
                P   25000        50.25
                P   25000        50.625
                P   50000        50.875
                P   12500        50.375
                P    2700        50.25
                P   25000        50.125
                S    1400        50.3125
                S    5000        50.3125
                S    2500        50.3125
                S    5000        50.3125
                S     600        50.3125
                S    1000        50.375
7/15/96         S   10000        50.25
                S    3000        50.625
                S    1000        50.375
                S    7000        50.25
                S    3000        50.25
                S    1000        50.1875
                S    9900        51.375
                S    5000        51.3125
                S   10000        50.5
                S    1000        50.25
                S   10000        51
                S    5000        50.25
                S    1000        50.25
                S    8000        50.1875

                S   10000        50.625
                S    2000        50.25
                S    1000        50.875
                S   10000        51
                S    5000        51
                S    4500        51.125
                S    5000        50.875
                S     900        50.6875
                S    1000        50.375
                S    5900        50.6875
                S    1000        50.875
                S    9100        50.6875
                S     700        50.875
                S    2000        50.6875
                S    2100        50.6875
                S    4300        50.875
                S    4000        50.6875
                S   10000        50.9375
                S    1000        50.8125
7/16/96         P    1000        51
                P    1000        51
                P    5000        50.875
                P    1000        51
                P    3000        50.9375
                P    1200        50.5
                P    5000        51
                P   11000        50.9375
                P   25000        50.5625
                P   25000        50.5
                P    1000        50.25
                P    2000        51
7/16/96         P   10000        51
                P    6200        51
                P    1200        51
                P   10000        50.875
                P    7000        50.875
                P    1000        50.25
                P    1000        50.25
                P    3000        50.25
                P    1000        50.5
                P    5000        50.9375
                P   30000        51
                P    2400        50.625
                P    1000        50.625

                P    1200        50.75
                P    1000        50.625
                P    7000        50.875
                P    1000        50.875
                P   11200        50.5625
                P    5000        50.625
                P    1000        50.75
                P   25000        51.125
                P   10000        50.875
                P   10000        50.75
                P    5000        50.625
                P   20000        50.5
                P     200        50.625
                P    5000        50.25
                P   15000        50.875
                P     500        50.5625
                P    2500        50.5625
                P     800        50.5625
                P     500        50.625
                P    5000        50.75
                P    5000        50.75
                P    7000        50.75
                P    5000        50.25
                P   10000        50.25
                P   10000        50.625
                P   40000        50.625
                P   10000        50.375
                P   10000        51
                P    1800        50.375
                P    5100        50.1875
                P    4000        50.25
                P    2500        50.375
7/16/96         P    5000        50.375
                P    2000        50.375
                P    5000        50.375
                P   18000        50.375
                P    1000        50.125
                P    1200        50.375
                P    4000        50.125
                P    3000        50.375
                P   23000        50.125
                P   10000        50.125
                P    1000        50.5
                P     500        50.5

                P    5000        50.5
                P    5000        50.125
                P   15000        50.5
                P    7500        50.5
                P   10000        50.5
                P    1000        50.375
                S    1000        51
                S    1000        50.75
                S    3000        51
                S    1000        50.75
                S    2400        50.75
                S    5000        50.75
                S    7000        51
                S    5000        50.625
                S   10000        50.625
                S    5000        50.625
                S    1000        50.75
                S   11000        50.9375
7/17/96         P    5000        52.1875
                P    6000        52.0625
                P    6300        52.0625
                P    4300        52.0625
                P    1900        52.0625
                P    3000        52.0625
                P    1800        52.1875
                P    1800        52.125
                P    3200        52.1875
                P    1000        51.75
                P     500        52.125
                P    6000        52.125
                P    2500        52.1875
                P     800        51.75
                P    2000        51.75
7/17/96         P    1500        51.75
                P    1000        51.6875
                P    1500        52.0625
                P    3300        52.0625
                P    3200        52.0625
                P     400        52.0625
                P    7500        51.75
                P     187        52
                P    1000        52
                P    5000        52.1875
                P   10000        52.125

                P    3200        52.0625
                P    2500        52.125
                P   25000        52.222
                P   10000        52.125
                P    1500        52.1875
                P     600        52
                P    2400        52
                P    1300        52
                P    1400        52
                P    2600        52
                P    1100        52
                P    3685        52.125
                P    1000        52.125
                P.     18        51.625
                P   10200        52.0625
                P    3000        52.125
                P    3200        52.0625
                P     800        52.125
                P    3200        52.125
                P    7000        52.125
                P    2500        52.125
                P    1200        52.125
                P    3000        52.125
                P    6000        52.125
                P    3500        52.0625
                P   11000        52.125
                S    1600        52.125
                S    1000        51.5
                S    1000        51.75
                S     150        52
                S    8100        52.125
                S    1600        52.125
7/18/96         P    9500        52.1628
                P    1500        52.625
7/18/96         P   10000        52.75
                P   30000        52.625
                P   20000        52.625
                P   20000        52.5
                P   25400        52.625
                P   18500        52.5
                P     600        52.625
                P    3000        52.625
                P   20000        52.25
                P    2300        52.5

                P    8800        52.75
                P    7000        52.5
                P    7300        52.625
                P     700        52.625
                P   20000        52.125
                P    1200        52.75
                P     800        52.75
                P    4200        52.75
                P    1000        52.5
                P    1000        52.5
                P    2000        52.625
                S    6300        52.5
                S    1000        52.625
                S   15000        52.75
                S     200        52.625
7/19/96         P     200        52.625

           Except as otherwise noted, all purchases and sales of Common Stock made by SBI were effected on Nasdaq.


Part II

           Set forth below are the purchases and sales of Common
Stock by SBAM on behalf of discretionary managed accounts from May 16, 1996 through 4:00 p.m., Eastern Daylight Time on July 19,
1996. ("P" means purchase, and "S" means sale.)

       Date         P/S    Number of Shares       Price Per Share

      7/17/96        S        125000                  52.0625
                     S         25000                  52.0625
                     S        350000                  52.0625

           Except as otherwise noted, all purchases and sales of Common Stock made by SBAM were effected on Nasdaq.